March 17, 2025

Lisa Nelson
Chief Executive Officer
CBD Life Sciences, Inc.
10953 N. Frank Lloyd Wright Boulevard
Suite 108
Scottsdale, AZ 85259

       Re: CBD Life Sciences, Inc.
           Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed March 6, 2025
           File No. 024-12430
Dear Lisa Nelson:

        We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Cover Page

1. We note your disclosure that you will offer shares at a fixed price; however, we also note your inclusion of a price range of $0.0001-0.0006 on the cover page, page 4 and page 18, and that you may issue the remaining shares for non-cash consideration.
       Please revise your disclosure to clearly include either a fixed price or a bona fide price range. Please note that pursuant to Rule 253(b)(1), if you include a price range, the securities must be offered for cash.
 March 17, 2025
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Eric Newlan